FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lokelma approved in Japan for the treatment of hyperkalaemia

26 March 2020 07:00 GMT

Lokelma approved in Japan for the treatment of hyperkalaemia

Patients in Japan will benefit from Lokelma's rapid and sustained potassium control

AstraZeneca's Lokelma (sodium zirconium cyclosilicate) has been approved in Japan for the treatment of patients with hyperkalaemia (elevated levels of potassium in the blood).

The approval by Japan's Ministry of Health, Labour and Welfare was based on positive results from stand-alone studies in Japan and global clinical trial programmes. It was also supported by DIALIZE, a global trial for end-stage renal disease patients on haemodialysis, which demonstrated the positive efficacy and safety of Lokelma in the management of hyperkalaemia.

Lokelma is the first innovative non-resin potassium binder to be approved in Japan. Traditional resin-based binders are often associated with poor tolerability.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "More than 300,000 patients in Japan suffer from hyperkalaemia, typically as result of chronic kidney disease or as a side effect from medications for heart failure. This approval ensures that this broad patient population, including those suffering from hyperkalaemia and patients with hyperkalaemia on stable haemodialysis, can benefit from Lokelma's rapid, sustained potassium control and tolerability."

The global clinical trial programme showed that for patients receiving Lokelma, for up to 12-months in duration, the median time to achieving normal potassium levels in the blood was 2.2 hours, with 98% achieving normal levels within 48 hours from baseline.1 Lokelma demonstrated a rapid reduction of potassium in the blood as early as one hour with one dose and a sustained treatment effect for up to one year.2,3 In the DIALIZE trial, Lokelma demonstrated significantly improved control of pre-dialysis hyperkalaemia compared with placebo.4 Lokelma was well tolerated, with few serious adverse events.3,4 Results in Japanese patients were broadly consistent with those seen in the global programme.

Lokelma is approved for the treatment of hyperkalaemia in the US, EU, Canada, Hong Kong, China, Russia and Japan.

Hyperkalaemia
High levels of potassium in the blood (generally classified as >5mmol/l)5 characterise hyperkalaemia. The risk of hyperkalaemia increases significantly for patients with chronic kidney disease (CKD) and for those who take common medications for heart failure (HF), such as renin-angiotensin-aldosterone system inhibitors, which can increase potassium in the blood. Hyperkalaemia occurs in 23% to 47% of patients with CKD and/or HF with an estimated 700 million and 64 million people, respectively, living with each condition worldwide.6,7

Lokelma
Lokelma (sodium zirconium cyclosilicate) is an insoluble, non-absorbed sodium zirconium silicate, formulated as a powder for oral suspension, that acts as a highly selective potassium-removing medicine. It is administered orally, is odourless, tasteless and stable at room temperature. The Lokelma global clinical trials programme consists of multiple trials of up to 12-months duration. The Japan clinical data package included 11 trials; four pivotal trials that Japanese patients participated in and seven supportive overseas trials. The efficacy and safety of Lokelma in Japanese patients were evaluated primarily in Japan stand-alone trials and international trials including Japanese patients.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. Kosiborod M et al. Effect of Sodium Zirconium Cyclosilicate on Potassium Lowering for 28 Days Among Outpatients With Hyperkalemia: The HARMONIZE Randomized Clinical Trial. JAMA. 2014;312(21):2223-2233.
2. Ash S et al. A Phase 2 Study on the Treatment of Hyperkalemia in Patients with Chronic Kidney Disease Suggests that the Selective Potassium Trap, ZS-9, is Safe and Efficient. Kidney Int. 2015; 88, 404-411.
3. Roger SD et al. Efficacy and Safety of Sodium Zirconium Cyclosilicate for Treatment of Hyperkalemia: An 11-Month Open-Label Extension of HARMONIZE. Am J Nephrol. 2019;50(6):473-480.
4. Fishbane S et al. Long-term Efficacy and Safety of Sodium Zirconium Cyclosilicate for Hyperkalemia: A 12-Month, Open-Label, Phase 3 Study. Clin J Am Soc Nephrol. 2019;30.9, 1723-1733.
5. National Kidney Foundation. Clinical Update on Hyperkalemia. 2014. Accessed 24 February 2020. https://www.kidney.org/sites/default/files/02-10-6785_HBE_Hyperkalemia_Bulletin.pdf
6. Vos T, et al. Global, Regional, and National Incidence, Prevalence, and Years Lived with Disability for 328 Diseases and Injuries for 195 Countries, 1990-2016: A Systematic Analysis for the Global Burden of Disease Study 2016. The Lancet. 2017; 390:1211-59.
7. James SL et al. Global, regional, and national incidence, prevalence, and years lived with disability for 354 diseases and injuries for 195 countries and territories, 1990-2017: A systematic analysis for the Global Burden of Disease Study 2017. The Lancet 2018; 392(10159):1789-858.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 March 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary